UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2020

Commission File Number: 001-38781

HEXO Corp.

(Translation of registrant’s name into English)

3000 Solandt Road

Ottawa, Ontario, Canada K2K 2X2

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☐ Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXPLANATORY NOTE

Exhibits 99.1 to 99.4 included with this Report on Form 6-K are hereby incorporated by reference into the Registration Statement on Form F-10 of HEXO Corp. (File No. 333-228924).

Exhibit	Description
99.1	Material Change Report dated July 7, 2020

99.2	First Supplemental Indenture dated May 29, 2020

99.3	Indenture dated December 5, 2019

99.4	Warrant Indenture dated June 5, 2020

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HEXO Corp.

Date: July 10, 2020	By:	/s/ Sebastien St-Louis
Name: Sebastien St-Louis
Title: President and Chief Executive Officer